Martin Midstream Partners L.P.

4200 B Stone Road

Kilgore, Texas 75662

November 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Brian Soares, Special Counsel

       Perry Hindin, Special Counsel

Re:	Martin Midstream Partners L.P.

Schedule 13E-3 filed October 25, 2024

File No. 005-80397

Preliminary Proxy Statement on Schedule 14A filed October 25, 2024

File No. 000-50056

Dear Mr. Soares and Mr. Hindin:

This letter sets forth the responses of Martin Midstream Partners L.P. (the “Partnership,” “we,” “our” and “us”) and the other filing persons named in the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) to the comments set forth in the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 19, 2024 (the “Comment Letter”) relating to the Schedule 13E-3 and the preliminary proxy statement on Schedule 14A incorporated by reference thereto as Exhibit (a)(1) (the “Preliminary Proxy Statement”). We have revised the Schedule 13E-3 and the Preliminary Proxy Statement in response to the Staff’s comments and, concurrently with delivery of this letter, we are publicly filing with the Commission an Amendment No. 1 to the Schedule 13E-3 (the “Amendment No. 1”), attaching as Exhibit (a)(1) the amended proxy statement (the “Amended Proxy Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Partnership with respect thereto or a statement identifying the location in the Amended Proxy Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amended Proxy Statement.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed October 25, 2024

Background of the Merger, page 28

1.	Refer to the following disclosure throughout this section indicating that:

•	in the fall of 2023, “Parent began considering a potential transaction to acquire the Partnership, and in November 2023, Parent engaged [...] counsel in connection with a potential transaction;”

•

on January 3, 2024, the Chief Legal Officer and General Counsel of Parent and the General Partner contacted the Chairman of the Conflicts Committee “to discuss the possibility of the Proposed Transaction and to suggest that the Conflicts Committee commence the process to interview and engage independent financial and legal advisors with respect thereto;”

•	in February and March 2024, representatives of Parent engaged in discussions with financial advisors regarding the potential to provide financing for the Proposed Transaction; and

•	in April and May 2024, representatives of Parent continued discussions with financial advisors regarding the Proposed Transaction.

Please tell us why the Parent Group Support Entities, Mr. Martin, and Senterfitt did not file an amendment to their respective Schedules 13D until May 24, 2024, the day Parent submitted a non-binding proposal to acquire all of the outstanding Common Units.

Response: The Partnership acknowledges the Staff’s comment and respectfully submits that the amendments to the Schedules 13D, filed on May 24, 2024, were timely made in accordance with Rule 13d-2(a).

As Schedule 13D filers, the obligations of the Parent Group Support Entities, Mr. Martin and Senterfitt related to their respective Schedules 13D were to file an amendment within two business days “[i]f any material change occurs in the facts set forth in the Schedule 13D.” Rule 13d-2(a). The term “material” is not defined in Regulation 13D or elsewhere in the U.S. securities laws. Based on relevant case law, including the U.S. Supreme Court decision in Basic Inc. v. Levinson, 485 U.S. 224 (1988), whether merger discussions and negotiations are material, and therefore ripe for disclosure, requires an assessment of the probability that the transaction will be completed and the magnitude of the potential transaction. Accordingly, whether a change is material requires an assessment of all the facts and circumstances related to the matter, including the probability the matter will proceed.

We are aware of the Staff’s guidance regarding the need to amend Schedule 13D disclosures when the facts materially change. In light of the relevant Staff guidance, however, we believe that the facts contemplated by the respective Schedule 13D disclosures of the Parent Group Support Entities, Mr. Martin and Senterfitt remained materially unchanged prior to the submission of Parent’s initial proposal on May 24, 2024. Additionally, until Parent’s requisite board approvals were adopted on May 24, 2024, the Parent Group Support Entities, Mr. Martin and Senterfitt could not specifically make a plan or submit a proposal that would result in any of the transactions enumerated in Item 4 of Schedule 13D.

As further noted throughout the Background of the Merger, all of the discussions between representatives of Parent and its respective advisors prior to the submission of a proposal on May 24, 2024 were of an exploratory and preliminary nature, and were designed to assess the potential viability of a transaction. The discussions Parent had with the respective advisors were to evaluate on a preliminary basis, among other things, the sufficiency and likelihood of successful financing options and whether the Proposed Transaction was advisable in light of various factors discussed and considered throughout the Background of the Merger and the Proxy Statement itself.

Furthermore, even throughout April and May, Parent met with its advisors to discuss the practicability and feasibility of the Proposed Transaction, including a summary of the legal considerations associated with a potential transaction presented by Baker Botts and additional information about Parent with Wells Fargo Lending. On May 24, 2024, before its initial proposal was submitted, Parent and Wells Fargo continued to have discussions regarding the potential to provide financing for the Proposed Transaction. Up until Parent’s initial proposal was approved by the Parent Board of Directors and submitted, Parent did not consider the Proposed Transaction to be a material change to the facts set forth in the Schedules 13D. In view of the Schedule 13D requirements and the foregoing circumstances, the Parent Group Support Entities, Mr. Martin, and Senterfitt believe they amended their respective Schedules 13D timely following the material change to the information required by Item 4 of Schedule 13D.

The Parent Group Support Entities, Mr. Martin, and Senterfitt respectfully submit that their view regarding the propriety of the timing of their respective Schedule 13D amendments is supported by case law addressing Schedule 13D disclosure obligations. In Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995), the Second Circuit affirmed the lower court decision of then Judge Sotomayor in which she stated that § 13(d) of the Securities Exchange Act of 1934, as amended, does not require a party filing a Schedule 13D statement to disclose preliminary considerations, exploratory work or tentative plans to wage a proxy battle and that it only requires disclosure of definite plans.

Parent and its financial advisor were still discussing the potential financing for the Proposed Transaction the day Parent submitted its initial proposal, therefore, the Parent Group Support Entities, Mr. Martin and Senterfitt did not have specific, definite plans with respect to the Proposed Transaction before May 24, 2024, when Parent’s initial proposal was submitted.

In light of these facts, the Parent Group Support Entities, Mr. Martin and Senterfitt believe that they were not obligated under Schedule 13D or Rule 13d-2(a) to amend their respective Schedules 13D prior to May 24, 2024, and the Parent Group Support Entities, Mr. Martin and Senterfitt complied with their obligations under Regulation 13D and timely amended their respective Schedules 13D as required by Rule 13d-2(a).

Reasons for the GP Board’s Recommendation, page 56

2.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in paragraphs (c) of Item 1014, as well as clauses (iv) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the GP Board’s fairness determination. If the procedural safeguards in Item 1014(c) were not considered, please explain why the GP Board believes the Rule 13e-3 transaction is fair in the absence of such safeguards.

This comment also applies to the disclosure in the section captioned “Position of the Buyer Filing Parties as to the Fairness of the Merger” beginning on page 75 with respect to paragraph (c) and clause (vi) of Instruction 2 to Item 1014.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 58-59 and page 79 of the Amended Proxy Statement to provide the requested disclosure.

Unaudited Financial Projections of the Partnership, page 59

3.

We note your reference on page 62 to the “summary of the financial projections prepared by management of the General Partner on behalf of the Partnership.” Please include in this section the full set of financial projections.

Response: The Partnership acknowledges the Staff’s comment and respectfully submits that the Preliminary Proxy Statement included all material projected financial information prepared by management of the General Partner on behalf of the Partnership. However, the Partnership has included additional line items to reflect an expanded presentation of the projected financial information on page 63 of the Amended Proxy Statement, and the Partnership removed the reference to the presentation being a “summary”. There is no additional material projected financial information to disclose. Because the Partnership has disclosed all material projected financial information, the Partnership believes that no further revision is necessary.

Houlihan Lokey Opinion to the Conflicts Committee, page 63

4.

Disclosure on page 63 indicates that Houlihan Lokey’s opinion was furnished for the use of the Conflicts Committee in connection with its evaluation of the Merger “and may not be used for any other purpose without Houlihan Lokey’s prior written consent.” Please disclose that Houlihan Lokey has consented to the use of its materials in the filing.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that the Amended Proxy Statement has been revised to disclose on page 66 that Houlihan Lokey has consented to the inclusion of its opinion and the description of its opinion in the proxy statement.

Financial Analyses, page 66

5.

Refer to the following statement in the first paragraph of this section: “[t]he summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion.” Please revise to remove the implication that this summary presented in your filing is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, summaries must be complete in describing all material analyses or terms. You may direct investors to read exhibits or annexes for a more complete discussion.

Response: The Partnership acknowledges the Staff’s comment and has revised page 67 of the Amended Proxy Statement to remove the identified disclosure.

Miscellaneous, page 69

6.

Please revise this section to quantify any compensation received in the past two years, or to be received, by Houlihan Lokey and its affiliates as a result of its relationship with the Partnership, the Conflicts Committee, or their respective affiliates. In this regard, we note your disclosure on page 30 that the “Conflicts Committee selected Houlihan Lokey to act as its financial advisor on the basis of” Houlihan Lokey’s “familiarity with the Partnership and its business and experience with the Conflicts Committee.” Refer to Item 9 of Schedule 13E-3, Item 1015(b)(4) of Regulation M-A, and Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 217.01.

Response: The Partnership acknowledges the Staff’s comment and has revised page 70 of the Amended Proxy Statement to provide the requested disclosure.

Where You Can Find More Information, page 134

7.

Please note that Schedule 14A does not permit general “forward incorporation” of documents to be filed in the future. The proxy statement may only incorporate by reference in the manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the proxy statement must be amended to specifically list any such future filings. Please revise. See Note D of Schedule 14A.

Response: The Partnership acknowledges the Staff’s comment and has revised page 136 of the Amended Proxy Statement to align with the incorporation by reference permitted by Schedule 14A.

General

8.	Please attach a preliminary form of proxy to the preliminary proxy statement.

Response: The Partnership acknowledges the Staff’s comment and has included the preliminary form of proxy with the Amended Proxy Statement.

* * *

We appreciate your attention to this matter and hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Preston Bernhisel of Baker Botts L.L.P. at (214) 953-6783.

Very truly yours,

Martin Midstream Partners L.P.

By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	President and Chief Executive Officer

cc:	Sharon L. Taylor, Martin Midstream Partners L.P.
Chris H. Booth, Martin Midstream Partners L.P.
Preston Bernhisel, Baker Botts L.L.P.